EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended		Three Months Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2005	2004	2005	2004
	(Thousands of dollars, except ratio amounts)
Income before income taxes	$390,546	$199,779	$149,285	$84,821
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	4,762	5,462	1,089	1,599
Amortization of capitalized interest	1,288	1,352	322	341
Interest expense	51,585	50,834	12,209	14,893
Interest portion of rental expense	4,428	1,866	2,261	963

Earnings	$452,609	$259,293	$165,166	$102,617

Interest	$52,205	$51,375	$12,366	$15,076
Interest portion of rental expense	4,428	1,866	2,261	963
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	—	106	—	—

Fixed Charges	$56,633	$53,347	$14,627	$16,039

Ratio of Earnings to Fixed Charges	7.99	4.86	11.29	6.40